For:     B+H Ocean Carriers Ltd.

From:   Navinvest Marine Services (USA) Inc.
The Sail Loft
19 Burnside Street
Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Results for the Fourth Quarterly Period and Year Ending December 31, 2005

NEW YORK, NEW YORK, March 21, 2006. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported unaudited net income of $22.8 million or $3.90 per share basic and $3.74 per share diluted, for the twelve months ended December 31, 2005, compared to audited net income of $4.4 million, or $1.15 per share basic and $1.00 diluted, for the twelve months ended December 31, 2004. EBITDA for the twelve month period ending December 31, 2005 was $39.5 million as compared to $18.2 million for the comparable period of 2004. Basic earnings per share calculations are based on weighted average shares outstanding of 5,844,301 and 3,839,242 respectively, for the twelve months ended December 31, 2005 and 2004. Diluted earnings per share calculations are based on weighted average shares outstanding of 6,092,522  and 4,404,757 respectively, for the twelve months ended December 31, 2005 and 2004. The increase in the weighted average number of shares outstanding is due to the issuance of 3,243,243 shares in the Company’s $60 million Equity Offering in May 2005.

The Company also reported unaudited net income of $7.8 million, or $1.09 per share basic and $1.05 per share diluted for the three month period ending December 31, 2005, as compared to unaudited net income of $4.4 million or $1.14 per share basic and $1.00 diluted for the same period of 2004. EBITDA for the three months ending December 31, 2005 was $13.2 million as compared to $7.4 million for the three months ending December 31, 2004. Basic earnings per share calculations are based on weighted average shares outstanding of 7,129,094 and 3,839,242 respectively, for the three months ended December 31, 2005 and 2004. Diluted earnings per share calculations are based on weighted average shares outstanding of 7,364,490 and 4,378,006 respectively, for the three months ended December 31, 2005 and 2004. The increase in the weighted average number of shares outstanding is due to the $60 million Equity Offering discussed above. The financial information presented is subject to audit adjustments, which are expected to be minimal.

The company also announced that it had completed its technical feasibility study on converting its six single hull MR Product Tankers to fully double hull, Marpol compliant vessels suitable for trading in petroleum products and vegetable oils. Carrying out such a conversion would completely eliminate the present regulatory phaseout dates applicable to these vessels. The Company said it intends to carry out this conversion project one vessel at a time commencing in June 2006, with the completion of the sixth vessel in late 2007. However, there is no assurance that the project can be completed on a timely basis or at a reasonable cost.

The following is a discussion of our financial condition and results of operations for the twelve month and the quarterly period ended December 31, 2005 and 2004. You should read this section together with the unaudited and audited consolidated financial statements for the periods mentioned above.

Twelve Months Ended December 31, 2005 (unaudited) versus December 31, 2004

Revenues

Revenues from voyage and time charters increased $22.7 million or 44% from 2004. The increase is due to the Company’s ongoing vessel acquisition program, the composition of the fleet in terms of size and type of vessel and to higher time charter equivalent rates.

Voyage expenses

Voyage expenses consist of port, canal and fuel costs that are unique to a particular voyage and commercial overhead costs, including commercial management fees paid to BHM. Under a time charter, the Company does not incur port, canal or fuel costs. Voyage expenses decreased $3.6 million, or 38%, to $6.0 million for the twelve month period ended December 31, 2005 compared to $9.6 million for the comparable period of 2004. This is due to the significant decrease in voyage days from 946 in 2004 to 201 in 2005 as all of the Company’s MR product tankers and OBOs have been employed on long term time charters since March 2005. The newly acquired Panamax product tanker was employed on a voyage from the date of delivery to December 31, 2005 when it commenced on a three year time charter. All of the Company’s vessels are currently on time charters, two of which will terminate in each of the first, second and third quarters of 2006, and one of which terminates in the fourth quarter. One of the remaining time charters terminates in September 2008, one in January 2009 and three terminate in March 2010. The Company may operate the vessels in the spot market after the current time charters terminate, with greater risk of volatility in rates and an increase in voyage expenses, or operate on new short to long term time charters. We also expect that three of the MR product tankers will cease to generate revenue for periods of up to two and one-half months each in 2006 if we convert them, as planned, to double hull tankers.

Vessel operating expenses

The increase in vessel operating expenses is due to the increase in the number of vessels, as noted above. Vessel operating expenses increased $6.6 million (34%) which is comprised of $7.8 million for five vessels acquired in 2005 and $1.5 million for a vessel owned less than nine months in 2004. This is offset by a $2.7 million decrease relating to the sale of one vessel in each of the second and fourth quarters of 2004 and one vessel sold in the third quarter of 2005.

Depreciation and amortization

Depreciation and amortization, which includes depreciation of vessels as well as amortization of special surveys and debt issuance costs, increased by $4.2 million, or 54%, to $11.9 million for the twelve months ended December 31, 2005 compared to $7.8 million for the prior period. This increase is due to changes in the fleet, as noted above.

General and administrative expenses

General and administrative expenses include all of our onshore expenses and the fees that BHM charges for administration of our vessels and shipowning companies. Management fees increased by $0.35 million, or 64%, to $0.89 million for the twelve month period ended December 31, 2005 compared to $0.55 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred.

Gain on sale of vessels

The Company had a gain on the sale of the vessel M/T COMMUTER of $0.8 million for the twelve month period ended December 31, 2005 compared to losses of $4.6 million on the M/T SKOWHEGAN and M/T ACOAXET during the prior twelve month period. The current market conditions were responsible for the dramatic shift in the value of MR product tankers in the course of the year.

Interest expense and interest income

The $4.2 million (312%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in March 2005 and the additional drawdown of $43.1 million in the fourth quarter to finance the acquisition of two vessels. The increase in interest income of $1.2 million is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005.

Quarter Ended December 31, 2005 (unaudited) versus December 31, 2004

Revenues

Revenues from voyage, time and bareboat charters increased $6.1 million or 37% from the fourth quarter of 2004 to that of 2005. The increase is due to the vessel acquisitions discussed above. This increase was offset by decreases in voyage charter revenue over time charter revenue, which generate greater gross revenues per charter.

Voyage expenses

Voyage expenses decreased $1.7 million or 54% from 2004. The decrease is due to the fact that there was only one voyage during the three month period ended December 31, 2005 whereas there were twelve during this period in 2004. The ship owner is responsible for the port, canal and fuel charges of a voyage charter but is not responsible for these costs when on either a time or bareboat charter.

Vessel operating expenses

Vessel operating expenses increased $2.9 million or 66% for the three month period ended December 31, 2005 versus the comparable period in 2004. This increase is the result of the increase in the size and number of vessels comprising the Company’s fleet.

Depreciation and amortization

The increase in depreciation and amortization of $1.6 million or 81% is due to the increase in the size and number of vessels comprising the Company’s fleet. The five vessels were acquired during 2005 are considerably larger than other vessels in the fleet and were acquired at prices that are significantly higher than previous acquisitions. Therefore, the increase in depreciation is higher relative to the percentage increase in the number of vessels.

General and administrative expenses

Management fees increased by $0.1 million, or 28%, to $0.3 million for the three month period ended December 31, 2005 compared to $0.2 million for the prior period. The increase is due to the increase in the number of vessels and therefore the number of months during which fees were incurred. Consulting, professional and other expenses decreased $0.4 million or 49% due predominantly to a change in the consulting arrangement with JV Equities.

Interest expense and interest income

The $1.5 million (334%) increase in interest expense is due to the increase of $102 million in debt for the acquisition of three vessels in March 2005 and the additional drawdown of $43.1 million in the fourth quarter to finance the acquisition of two vessels. The increase in interest income is due to the fact that the Company issued 3,243,243 shares of its common stock for net cash proceeds of $57 million in May 2005.

Loss on sale of vessels

The Company had a loss on the sale of the vessel M/T ACOAXET of $0.6 million for the three month period ended December 31, 2004. There were no vessel sales in the same period of 2005.

Liquidity and Capital Resources

Cash at December 31, 2005, amounted to $60.8 million, an increase of $48.8 million as compared to December 31, 2004. The increase in the cash balance is attributable to net inflows from operations of $36.4 million and inflows from financing activities of $162.3 million. These inflows were offset by outflows for investing activities of $174.7 million.

The inflow for financing activities is primarily attributable to mortgage proceeds of $145.0 million to finance the acquisition of three combination carriers in the first quarter, a panamax product tanker and a combination carrier in the fourth quarter, to the issuance of common stock for net proceeds of $56.7 million and the issuance of treasury stock for $0.2 million. This was offset by the payment of mortgage principal of $24.6 million, payments for debt issuance costs of $1.3 million and the purchase of an aggregate of 70,170 shares of common stock for treasury, for an aggregate price of $1.3 million. The Company also made a purchase of 2,200 shares of treasury stock in 2006, for $39,000.

The outflow for investing activities is attributable to the purchase of four combination carriers and a panamax product tanker for $167.7 million and capital improvements of $2.1 million, a net investment in marketable securities of $0.4 million and. This was offset by proceeds from the sale of one vessel of $7.9 million.

The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all.

The Company’s fleet currently consists of six medium range product tankers, five combination carriers and one panamax product carrier, all of which are currently fixed on long-term time charters, which vary in original length of between one and five years.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

# # #

For further information, including the Company’s 2004 Annual Report on Form 20F and previous announcements, access the Company’s website: www.bhocean.com

Company Contact:       John LeFrere
            917.225.2800

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
ASSETS	2005	2004
CURRENT ASSETS:
Cash and cash equivalents	$60,827,651	$12,063,022
Marketable securities	567,566	198,270
Trade accounts receivable, less allowance for doubtful accounts of $ 229,000 and $137,000 in 2005 and 2004, respectively.	2,258,572	5,545,504
Inventories	855,086	770,381
Prepaid expenses and other current assets	1,210,915	766,827
Total current assets	65,719,790	19,344,004

Vessels, at cost:
Vessels	249,067,385	94,705,496
Less - Accumulated depreciation	(34,900,653)	(31,608,510)
	214,166,732	63,096,986
Investments and other assets	1,536,764	461,313

Total assets	$281,423,286	$82,902,303

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,025,919	$5,331,028
Accrued liabilities	1,747,909	2,298,824
Accrued interest	454,620	267,842
Current portion of mortgage payable	34,602,000	10,800,000
Deferred income	2,728,416	1,299,414
Other liabilities	59,836	76,086
Total current liabilities	43,618,700	20,073,194

Mortgage payable	115,063,472	18,465,472
Total liabilities	158,682,172	38,538,666

Commitments and contingencies

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 7,081,920 and 3,839,242 shares
outstanding as of December 31, 2005 and 2004, respectively	75,572	43,140
Paid-in capital	94,094,949	37,538,669
Retained earnings	32,592,939	9,807,294
	126,763,460	47,389,103
Less - Treasury stock	4,022,346	3,025,466
Total shareholders' equity	122,741,114	44,363,637
Total liabilities and shareholders' equity	$281,423,286	$82,902,303

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	For the twelve months ending December 31,		For the threemonths ending December 31,
	2005	2004	2005	2004
Revenues:
Voyage, time and bareboat charter revenues	$74,075,561	$51,362,910	$22,300,193	$16,222,466
Other revenues	514,491	-	498,018	-
Total revenues	74,590,052	51,362,910	22,798,211	16,222,466

Operating expenses:
Voyage expenses	6,033,470	9,663,653	1,428,535	3,098,479
Vessel operating expenses, drydocking and survey costs	26,369,749	19,742,875	7,282,581	4,377,682
Depreciation and amortization	11,917,359	7,763,640	3,678,584	2,029,296
(Gain) loss on sale of vessels	(828,115)	4,682,965	-	597,800
General and administrative:
Management fees to related party	898,490	548,653	330,914	238,336
Consulting and professional fees, and other expenses	2,899,123	3,206,483	750,435	1,114,593
Total operating expenses	47,290,076	45,608,269	13,471,049	11,456,186

Income from vessel operations	27,299,976	5,754,641	9,327,162	4,766,280

Other income (expense):
Interest expense	(5,604,637)	(1,361,753)	(1,885,673)	(434,818)
Interest income	1,221,010	32,857	463,907	29,046
Other expense	(130,704)	(1,730)	(148,165)	(1,730)
Total other expenses, net	(4,514,331)	(1,330,626)	(1,569,931)	(407,502)

Net income	$22,785,645	$4,424,015	$7,757,231	$4,358,778

Basic earnings per common share	$3.90	$1.15	$1.09	$1.14

Diluted earnings per common share	$3.74	$1.00	$1.05	$1.00

Weighted average number of common shares outstanding:
Basic	5,844,301	3,839,242	7,129,094	3,839,242
Diluted	6,092,522	4,404,758	7,364,490	4,378,006

B+H OCEAN CARRIERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the twelve months ending December 31,		For the three months ending December 31,
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,785,645	$4,424,015	$7,757,231	$4,358,778
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,917,359	7,763,640	3,678,584	2,029,296
(Gain) loss on sale of vessels	(828,115)	4,682,965	-	597,800
Provision for bad debts	92,077	29,394	92,077	29,394

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	3,194,855	(3,750,890)	(1,942,325)	(4,028,877)
(Increase) decrease in inventories	(84,705)	137,566	(327,162)	(165,481)
Decrease in cash on deposit for vessel acquisition	-	-	2,430,000	-
(Increase) decrease in prepaid expenses and other assets	(444,088)	126,606	(452,037)	357,819
(Decrease) increase in accounts payable	(1,305,109)	(2,115,851)	1,227,796	1,981,719
(Decrease) increase in accrued liabilities	(550,915)	533,947	(893,644)	(1,181,774)
Increase (decrease) in accrued interest	186,778	78,973	(120)	(36,216)
Increase (decrease) in deferred income	1,429,002	569,159	(757,830)	155,758
(Decrease) increase in other liabilities	(16,250)	(18,356)	51,491	30,498
Net cash provided by operating activities	36,376,534	12,461,168	10,864,061	4,128,714

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase and investment in vessels	(169,834,866)	(20,589,234)	(24,305,017)	(1,239,236)
Proceeds from sale of vessel	7,918,810	9,239,985	-	5,526,484
Purchase of marketable securities	(500,000)	(200,000)	(500,000)	(200,000)
Loss on trading of marketable securities	130,704	1,730	148,165	1,730
Net cash (used in) provided by investing activities	(162,285,352)	(11,547,519)	(24,656,852)	4,088,978

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(1,318,385)	(359,655)	(315,861)	(359,655)
Issuance of common stock, net of issuance costs	56,728,568	-	(100,000)	-
Repurchase of options	-	(644,000)	-	(644,000)
Purchase of treasury stock	(1,299,898)	-	(1,299,898)	-
Issuance of treasury shares	163,162	88,718	101,622	88,718
Proceeds from vessel financing	145,000,000	19,000,000	43,000,000	-
Related party loan	-	(944,686)	-	(566,519)
Payments of mortgage principal	(24,600,000)	(8,899,828)	(9,600,000)	(4,000,000)
Net cash provided by (used in) financing activities	174,673,447	8,240,549	31,785,863	(5,481,456)

Net increase in cash and cash equivalents	48,764,629	9,154,198	17,993,072	2,736,236
Cash and cash equivalents, beginning of period	12,063,022	2,908,824	42,834,579	9,326,786
Cash and cash equivalents, end of period	$60,827,651	$12,063,022	$60,827,651	$12,063,022